FORUM FUNDS II

3 Canal Plaza, Suite 600

Portland, Maine 04101

July 26, 2013

Ms. Kimberly A. Browning

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:

Forum Funds II:

(File Nos. 811-22842 and 333-188521)

Dear Ms. Browning:

On July 12, 2013, Forum Funds II (the “Registrant”) filed, via EDGAR correspondence, a version of the Pre-Effective Registration Statement on Form N-1A with the Securities and Exchange Commission (the “SEC”) to reflect a revised prospectus and statement of additional information (the “SAI,” and together with the prospectus, the “Offering Documents”), along with a response letter, for a proposed new series of Registrant, the Phocas Real Estate Fund (the “Fund”).  The response letter sought, and the Offering Documents had been revised, to respond to your initial comments contained in a June 7, 2013 letter to the Registrant.

Below is a summary of the comments you provided on Friday, June 19, 2013 regarding the July 12 EDGAR correspondence filing.  Defined terms used below have the same meanings as in the Fund’s Offering Documents.  The changes to the Fund’s Offering Documents as described below have been included in Pre-Effective Amendment Number 1 to the Registration Statement filed on July 26, 2013.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Your Comments and Our Responses

1.

You had asked the Registrant to provide a more robust principal risk factor regarding emerging markets.

Response:

Registrant has added a stand-alone emerging market risk factor.

2.

You had asked the Registrant to describe in the non-summary section of the prospectus what criteria it uses to determine whether an issuer is a foreign one.

Response:

Registrant has added such language to the non-summary section of the prospectus.

3.

You repeated one of your initial comments.  That comment was the following:  The first paragraph [under General Information] indicates that “[u]nder unusual circumstances, such as in the case of an emergency, the Fund may calculate its NAV and accept and process shareholder orders when the NYSE is closed.”  In plain English, please explain in greater detail, such “unusual circumstances” and indicate the legal authority permitting the Fund to take the measures described in this paragraph.

Response:

Registrant has revised this language to address your comment.

4.

You repeated one of your initial comments.  That comment was the following:  In the fourth paragraph [under General Information], the Fund explains that it reserves the right to refuse any purchase request. . . .” Please disclose the maximum amount of time the Funds will take to inform an investor that their purchase order is being “refused.”  It would seem that if a shareholder is not priced in at the next determined NAV, there has been a rejection of the shareholder’s purchase.

Response:

Registrant has revised this language to address your comment.

5.

You had asked the Registrant to provide the formal definition of an illiquid security when discussing illiquid securities in the SAI.

Response:

Registrant has revised the language to include this definition.

6.

In the “Investment Limitations” section of the SAI with respect to the paragraph preceding the “Fundamental Limitations” heading, you had asked the Registrant to clarify the language and address how the Fund investment adviser would handle market fluctuations causing the Fund to no longer hold 15% or less of its net assets in illiquid securities.  In particular, you note that there is similar language in this section appearing after the two non-fundamental operating policies.  You suggested that the language of these two paragraph be consolidated.  In addition, you requested that the language be rephrased to indicate that, in certain circumstances, there would be an orderly disposition of illiquid securities.

Response:

Registrant has clarified this language and consolidated the two paragraphs.  In addition, Registrant has included language regarding the orderly disposition of illiquid securities.  Please note, however, that Registrant, which may have misunderstood your comment, did not indicate that market fluctuations resulting in the Fund holding more than 15% of its net assets in illiquid securities would result in a violation of the restriction or that it would automatically liquidate illiquid positions in order to decrease its net assets to the 15% limitation.  See, e.g., Rule 2a-7(c)(5)(i) (indicating that a money market fund shall not acquire any illiquid security if, immediately after the acquisition, the money market fund would have invested more than five percent of its total assets in illiquid securities).  All that said, the Fund does not anticipate investing its net assets in illiquid securities to the extent that it would exceed the 15% limitation.  Plus, if it were to be in that position, it would likely seek an orderly liquidation of a portion of its illiquid positions.

7.

You had asked the Registrant to add the following non-fundamental investment restriction:

Response:

Registrant has added this restriction to its SAI.

Closing

If you should have any questions regarding the enclosed information, please contact me directly at (207) 347-2075.  As you know, we would like to go effective on August 1, 2013.  Please let us know what we can do to expedite your review.

Kind regards,

/s/ David L. Faherty

David L. Faherty

Secretary and Vice President

cc:

Alison Fuller

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